SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1534


                      COMMODORE APPLIED TECHNOLOGIES, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                    Common Stock, par value $0.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   202630 10 9
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                             Stephen A. Weiss, Esq.
                                Greenberg Traurig
                              The MetLife Building
                           200 Park Avenue, 15th Floor
                            New York, New York 10166
                                 (212) 801-9200
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                November 24, 1999
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

          Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.










                         (Continued on following pages)

                              (Page 1 of 15 Pages)

----------------------                                        ------------------
CUSIP No.  202630 10 9             SCHEDULE 13D               Page 2 of 15 Pages
----------------------                                        ------------------

--------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     S.S. OR I. R. S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Commodore Environmental Services, Inc.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) |_|

                                                                        (b) |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     OO (See Item 3)
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

                                                                            |_|
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
 NUMBER OF           7    SOLE VOTING POWER                        29,867,217(1)
   SHARES          -------------------------------------------------------------
BENEFICIALLY         8    SHARED VOTING POWER                                -0-
  OWNED BY         -------------------------------------------------------------
    EACH             9    SOLE DISPOSITIVE POWER                   29,867,217(1)
 REPORTING         -------------------------------------------------------------
PERSON WITH         10    SHARED DISPOSITIVE POWER                           -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     29,867,217(1)

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                            |_|
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     65.8%(2)
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     CO
--------------------------------------------------------------------------------

(1) Includes 14,410,540 shares of common stock, par value $0.001 per share, of the Issuer (the "Common Stock") underlying currently exercisable warrants held by Commodore Environmental Services, Inc. at exercise prices ranging from $1.28 per share to $7.03 per share (collectively, the "Environmental Warrants").

(2) Calculated on the basis of 45,371,336 shares of Common Stock of the Issuer outstanding as of November 24, 1999, giving effect to the full exercise of the Environmental Warrants.

----------------------                                        ------------------
CUSIP No.  202630 10 9             SCHEDULE 13D               Page 3 of 15 Pages
----------------------                                        ------------------

--------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     S.S. OR I. R. S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Bentley J. Blum
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) |_|

                                                                        (b) |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     OO (See Item 3)
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

                                                                            |_|
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
--------------------------------------------------------------------------------
 NUMBER OF           7    SOLE VOTING POWER                            70,000(1)
   SHARES          -------------------------------------------------------------
BENEFICIALLY         8    SHARED VOTING POWER                      29,867,217(2)
  OWNED BY         -------------------------------------------------------------
    EACH             9    SOLE DISPOSITIVE POWER                       70,000(1)
 REPORTING         -------------------------------------------------------------
PERSON WITH         10    SHARED DISPOSITIVE POWER                 29,867,217(2)
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     29,937,217(1)(2)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                            |_|
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     65.9%(3)
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     IN
--------------------------------------------------------------------------------

(1) Represents 70,000 shares of Common Stock of the Issuer underlying currently exercisable stock options granted to Mr. Blum by the Issuer under the Issuer's 1998 Stock Option Plan. to Mr. Blum by the Issuer under the Issuer's 1998 Stock Option Plan.

(2) Represents all of the shares of the Issuer's Common Stock beneficially owned directly by Commodore Environmental Services, Inc., a Delaware corporation ("Environmental"). By virtue of Mr. Blum's beneficial ownership of approximately 52.0% of the issued and outstanding shares of Environmental common stock and his status as one of two members of the Board of Directors of Environmental, Mr. Blum is deemed to be the indirect beneficial owner of all of the 29,867,217 shares of the Issuer's Common Stock beneficially owned directly by Environmental and shares voting and dispositive power with respect to such shares with the other member of Environmental's Board of Directors.

(3) Calculated on the basis of 45,441,336 shares of Common Stock of the Issuer outstanding as of November 24, 1999, giving effect to the full exercise of the Environmental Warrants and the stock options to purchase 70,000 shares of Common Stock of the Issuer held by Mr. Blum.

----------------------                                        ------------------
CUSIP No.  202630 10 9             SCHEDULE 13D               Page 4 of 15 Pages
----------------------                                        ------------------

--------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     S.S. OR I. R. S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Paul E. Hannesson
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) |_|

                                                                        (b) |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     OO (See Item 3)
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

                                                                            |_|
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
--------------------------------------------------------------------------------
 NUMBER OF           7    SOLE VOTING POWER                           577,500(1)
   SHARES          -------------------------------------------------------------
BENEFICIALLY         8    SHARED VOTING POWER                       2,983,650(2)
  OWNED BY         -------------------------------------------------------------
    EACH             9    SOLE DISPOSITIVE POWER                      577,500(1)
 REPORTING         -------------------------------------------------------------
PERSON WITH         10    SHARED DISPOSITIVE POWER                  2,983,650(2)
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,561,150(1)(2)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                            |_|
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     7.8%(3)
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     IN
--------------------------------------------------------------------------------

(1) Represents 577,500 shares of Common Stock of the Issuer underlying currently exercisable stock options granted to Mr. Hannesson by the Issuer under the Issuer's 1998 Stock Option Plan.

(2) Represents shares of the Issuer's Common Stock beneficially owned directly by Environmental, which Mr. Hannesson is deemed to beneficially own indirectly by virtue of his beneficial ownership of approximately 10.0% of the issued and outstanding shares of Environmental common stock. Mr. Hannesson shares voting and dispositive power with respect to such shares with the members of Environmental's Board of Directors.

(3) Calculated on the basis of 45,948,836 shares of Common Stock of the Issuer outstanding as of November 24, 1999, giving effect to the full exercise of the Environmental Warrants and the stock options to purchase 577,500 shares of Common Stock of the Issuer held by Mr. Hannesson.

     Item 1. Security and Issuer.

     This Statement on Schedule 13D (the "Statement") relates to shares of common stock, par value $0.001 per share (the "Common Stock"), of Commodore Applied Technologies, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 150 East 58th Street, Suite 3400, New York, New York 10155.

     Item 2. Identity and Background.

     This Statement is being filed by: (i) Commodore Environmental Services, Inc., a Delaware corporation ("Environmental"); (ii) Bentley J. Blum ("Blum"); and (iii) Paul E. Hannesson ("Hannesson").

     I.   Commodore Environmental Services, Inc.

          2(a)      Name: Commodore Environmental Services, Inc.

          2(b)      Place of Organization: Delaware

          2(c)(i)   Principal  Business:  Investing  in  diverse  environmental, chemical and other businesses with a focus on new technologies that may have a significant impact upon their markets.

          2(c)(ii) Address of Principal Business: 150 East 58th Street, Suite 3400, New York, New York 10155.

          2(c)(iii) Address of Principal  Office:  150 East 58th  Street,  Suite
                    3400, New York, New York 10155.

          2(d) Environmental has not, during the past five years, been convicted in a criminal proceeding.

          2(e) Environmental was not, during the past five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     II.  Bentley J. Blum

          2(a)      Name: Bentley J. Blum

          2(b) Business Address: 150 East 58th Street, Suite 3400, New York, New York 10155.

          2(c)      Present Principal Occupation:

                    (i) Chairman of the Board, President and Chief Executive Officer of Environmental. Environmental invests in diverse environmental, chemical and other businesses with a focus on new technologies that may have a significant impact upon their markets. The address of Environmental is 150 East 58th Street, Suite 3400, New York, New York 10155.

                    (ii) Director of the Issuer. The Issuer is an environmental treatment and services company which, through its operating subsidiaries, provides a range of technologies and services directed principally at remediating contamination in soils and other materials, and disposing or reusing certain waste by-products through development of inert and environmentally sound technologies. The address of the Issuer is 150 East 58th Street, Suite 3400, New York, New York 10155.

                    (iii) President of Berkshire Coal Corporation. Berkshire Coal Corporation is a management company which primarily manages investments in various oil and drilling ventures. The address of Berkshire Coal Corporation is 150 East 58th Street, Suite 3400, New York, New York 10155.



                               Page 5 of 15 Pages

          2(d) Mr. Blum has not, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          2(e) Mr. Blum was not, during the past five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          2(f)      Citizenship: United States

     III. Paul E. Hannesson

          2(a)      Name: Paul E. Hannesson

          2(b) Business Address: 150 East 58th Street, Suite 3400, New York, New York 10155.

          2(c)      Present Principal Occupation:

                    (i) Chairman of the Board, President and Chief Executive Officer of the Issuer, and an executive officer of certain of the Issuer's operating subsidiaries. The Issuer is an environmental treatment and services company which, through its operating subsidiaries, provides a range of technologies and services directed principally at remediating contamination in soils and other materials, and disposing or reusing certain waste by-products through development of inert and environmentally sound technologies. The address of the Issuer is 150 East 58th Street, Suite 3400, New York, New York 10155.

                    (ii) Chairman of the Board and Chief Executive Officer of Commodore Separation Technologies, Inc. ("Separation"), an 87% owned subsidiary of Commodore Environmental Services LLC (wholly-owned by Environmental). Separation is an environmental treatment and services company that offers a technology directed at selectively extracting and recovering solubilized metals, radionuclides, biochemicals and other targeted elements from aqueous and possibly gaseous process streams in degrees of concentration and purity that permit both the reuse of such elements and the disposal of the process water or gas as non-toxic effluent with little or no further treatment. The address of Separation is 3240 Town Point Drive, Suite 200, Kennesaw, Georgia 30144.

          2(d)      Mr.  Hannesson  has not,  during the past five  years,  been
                    convicted  in  a  criminal  proceeding   (excluding  traffic
                    violations or similar misdemeanors).

          2(e) Mr. Hannesson was not, during the past five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          2(f)      Citizenship: United States

     Item 3. Source and Amount of Funds or Other Consideration.

     In March 1996, the Issuer was formed as a wholly-owned subsidiary of Environmental. Prior to the Issuer's initial public offering in June 1996, in exchange for the issuance of 15,000,000 shares of Common Stock of the Issuer (representing 100% of the outstanding shares of Common Stock of the Issuer at the time), Environmental contributed to the Issuer (i) all of the assets and properties (including joint working proposals, quotations and bids in respect to projects and contracts awarded for feasibility studies), subject to all of the liabilities, of its operating divisions relating to certain environmental remediation technologies and the exploitation of such technologies in all commercial and governmental applications; (ii) all of the outstanding shares of the capital stock of certain corporate entities engaged in similar businesses; and (iii) a $3.0 million promissory note. As a result of the Issuer's initial public offering in June 1996, Environmental's beneficial ownership interest in the Issuer was reduced from 100% to 73%.


                               Page 6 of 15 Pages

     In December 1996, as part of a corporate restructuring to consolidate all of its current environmental technology businesses within the Issuer, Environmental transferred to the Issuer all of the capital stock of Separation and Commodore CFC Technologies, Inc. In addition, Environmental assigned to the Issuer notes aggregating $976,200 at December 2, 1996, representing advances previously made by Environmental to Separation. In consideration for such transfers, the Issuer paid Environmental $3.0 million in cash and issued to Environmental a warrant expiring December 1, 2003 to purchase 7,500,000 shares of Common Stock of the Issuer at an exercise price of $15.00 per share, valued at $2.4 million. Such warrant was subsequently amended to, among other things, reduce the exercise price thereof from $15.00 per share to $10.00 per share.

     From May 1997 through February 1998, in a series of private transactions, Environmental sold an aggregate of 6,801,856 of the 15,000,000 shares of Common Stock of the Issuer that it owned to certain private investors.

     In September 1997, Environmental provided a $4.0 million unsecured loan to the Issuer, evidenced by the Issuer's 8% convertible subordinated note (the "Convertible Note"). Pursuant to the terms of the Convertible Note, the Issuer was obligated to pay Environmental interest only at the rate of 8% per annum, payable quarterly. Unless converted into Common Stock of the Issuer at any time, the unpaid principal amount of the Convertible Note was due and payable, together with accrued and unpaid interest, on August 31, 2002. Payments of principal and accrued interest under the Convertible Note was subordinated to all other indebtedness for money borrowed of the Issuer. Environmental had the right to convert the Convertible Note into shares of Common Stock of the Issuer at a conversion price of $3.89 per share. Such conversion price was fixed at approximately 85% of the five day average closing bid price of the Common Stock ($4.575 per share) prior to August 22, 1997, the date that the executive committees of the respective Boards of Directors of Environmental and the Issuer authorized such loan. In connection with the $4.0 million loan, the Issuer issued Environmental a five-year warrant to purchase 1,000,000 shares of Common Stock of the Issuer at an exercise price of $5.0325 per share (approximately 110% of the $4.575 five day average closing bid price of the Common Stock prior to August 22, 1997).

     In March 1998, the Issuer prepaid $2.0 million of the  Convertible  Note by
(i) paying Environmental the sum of $500,000 in cash and (ii) transferring to Environmental a promissory note, dated August 30, 1996, in the principal amount of $1.5 million. To induce Environmental to accept the Issuer's prepayment of $2.0 million of the Convertible Note (and thereby give up the right to convert $2.0 million of the Convertible Note into Common Stock of the Issuer), the Issuer issued to Environmental an additional warrant to purchase up to 514,000 shares of Common Stock of the Issuer at an exercise price of $4.50 per share. Such exercise price was fixed at approximately 110% of the closing sale price of the Common Stock on February 20, 1998, the trading day immediately prior to the date the Board of Directors of Environmental approved such prepayment. The estimated fair value of such warrant is approximately $340,000.

     In February 1998, Environmental provided a $5,450,000 unsecured loan to the Issuer, evidenced by the Issuer's 8% non-convertible note (the "Intercompany Note"). Pursuant to the terms of the Intercompany Note, interest on the unpaid principal balance of the Intercompany Note was payable at the rate of 8% per annum semiannually in cash. The unpaid principal amount of the Intercompany Note was due and payable, together with accrued and unpaid interest, on the earlier to occur of (a) December 31, 1999, or (b) consummation of any public offering or private placement of securities of the Issuer with net proceeds aggregating in excess of $6.0 million, other than in respect of working capital financing or secured financing of assets received by the Issuer in the ordinary course of business from any bank or other lending institution. In connection with the loan, the Issuer amended and restated in its entirety the five-year warrant to purchase 7,500,000 shares of Common Stock issued to Environmental on December 2, 1996 to, among other things, reduce the exercise price of the warrant from $15.00 per share to $10.00 per share. In addition, the Issuer issued to Environmental an additional five-year warrant to purchase 1,500,000 shares of Common Stock of the Issuer at an exercise price of $10.00 per share. Such warrant was subsequently amended to reduce the exercise price thereof from $10.00 per share to $1.50 per share.

     Effective September 28, 1998, the Issuer repaid the remaining balances on the Convertible Note and the Intercompany Note, which totaled an aggregate of $6,755,864, by (i) transferring 10,000,000 shares of Separation


                               Page 7 of 15 Pages
common stock, representing 87% of Separation's outstanding common stock, to Commodore Environmental Services, LLC, a Delaware limited liability company wholly-owned by Environmental; (ii) issuing 20,909 shares of newly created 6% Series B Convertible Preferred Stock, par value $0.001 per share (the "Series B Preferred Stock"), 10,189 shares of newly created 6% Series C Convertible Preferred Stock, par value $0.001 per share (the "Series C Preferred Stock"), and 20,391 shares of newly created 6% Series D Convertible Preferred Stock, par value $0.001 per share (the "Series D Preferred Stock"), of the Issuer to Environmental; (iii) assigning to Environmental an account receivable due to the Issuer from Separation in the amount of $357,000; and (vi) amending the warrant held by Environmental to purchase 1,500,000 shares of Common Stock of the Issuer to reduce the exercise price thereof from $10.00 per share to $1.50 per share.

     Pursuant to certain anti-dilution provisions contained in the Environmental Warrants, the respective per share exercise prices of and number of shares subject to the Environmental Warrants were adjusted in November 1999 as follows:

                                                     Number of Shares                             Number of Shares
                                                     Originally                 Adjusted          Currently Issuable
                           Original Exercise Price   Issuable on Exercise       Exercise Price    on Exercise
-----------------------------------------------------------------------------------------------------------------------------------
12/96 Warrant              $10.00 (as amended)       7,500,000                  $7.03              10,675,168

09/97 Warrant              $5.0325                   1,000,000                  $3.78               1,331,062

02/98 Warrant              $1.50 (as amended)        1,500,000                  $1.28               1,754,029

03/98 Warrant              $4.50                        514,000                 $3.56                 650,281
                                                     ----------                                  ------------
         TOTAL                                       10,514,000                                    14,410,540
                                                     ==========                                  ============

     On November 24, 1999, Environmental elected to convert all of the issued and outstanding shares of Series B Preferred Stock, Series C Preferred Stock and Series D Preferred Stock into an aggregate of 7,258,533 shares of Common Stock of the Issuer, and such shares of Common Stock were issued to Environmental as of that date.

     As a result of the foregoing transactions, as of November 24, 1999, Environmental was the beneficial owner of 29,867,217 shares of Common Stock of the Issuer (including 14,410,540 shares of Common Stock underlying the Environmental Warrants), representing approximately 65.8% of the issued and outstanding shares of Common Stock of the Issuer as of such date, giving effect to the full exercise of the Environmental Warrants.

     Bentley J. Blum is the Chairman of the Board, President and Chief Executive Officer of Environmental and a director of the Issuer. Mr. Blum is deemed to be the beneficial owner of 29,937,217 shares of Common Stock of the Issuer, representing approximately 65.9% of the issued and outstanding shares of common stock of the Issuer as of such date (giving effect to the full exercise of the Environmental Warrants and all options to purchase shares of Common Stock of the Issuer held by Mr. Blum), by virtue of his beneficial ownership of: (i) 70,000 shares of Common Stock underlying currently exercisable stock options granted to Mr. Blum by the Issuer under its 1998 Stock Option Plan; and (ii) 34,979,737 shares of Environmental common stock, which includes 4,500,000 shares of Environmental common stock underlying currently exercisable stock options granted to Mr. Blum by Environmental and 2,000,000 shares of Environmental common stock owned of record by Mr. Blum's spouse (but excludes 450,400 shares of Environmental common stock owned by Mr. Blum's mother and 385,000 shares of Environmental common stock owned by Mr. Blum's father), collectively representing approximately 52.0% of the issued and outstanding shares of Environmental common stock as of November 24, 1999. Mr. Blum disclaims any beneficial interest in the shares of Environmental common stock owned by his spouse, mother and father. The Board of Directors of Environmental has the power to direct the vote and to direct the disposition of the 29,867,217 shares of Common Stock of the Issuer beneficially owned directly by Environmental. Environmental's Board of Directors currently consists of two directors, one of which is Mr. Blum. By virtue of Mr. Blum's beneficial ownership of approximately 52.0% of the issued and outstanding shares of Environmental common stock and his

                               Page 8 of 15 Pages
status as one of two members of the Board of Directors of Environmental, Mr. Blum is deemed to be the indirect beneficial owner of all of the 29,867,217 shares of the Issuer's Common Stock beneficially owned directly by Environmental and shares voting and dispositive power with respect to such shares with the other member of Environmental's Board of Directors.

     Paul E. Hannesson is the Chairman of the Board, President and Chief Executive Officer of the Issuer. Mr. Hannesson is deemed to be the beneficial owner of 3,561,150 shares of Common Stock of the Issuer, representing approximately 7.8% of the issued and outstanding shares of common stock of the Issuer as of such date (giving effect to the full exercise of the Environmental Warrants and all options to purchase shares of Common Stock of the Issuer held by Mr. Hannesson), by virtue of his beneficial ownership of: (i) 577,500 shares of Common Stock underlying currently exercisable stock options granted to Mr. Hannesson by the Issuer under its 1998 Stock Option Plan; and (ii) 6,325,705 shares of Environmental common stock, which includes 2,650,000 shares of Environmental common stock owned of record by Mr. Hannesson's spouse, 3,150,000 shares of Environmental common stock owned of record by the Hannesson Family Trust for the benefit of Mr. Hannesson's spouse, son and daughter, and 525,705 shares of Environmental common stock underlying currently exercisable stock options granted to Mr. Hannesson by Environmental (but excludes 1,000,000 shares of Environmental common stock owned of record by each of Jon Paul and Krista Hannesson, the adult children of Mr. Hannesson), collectively representing approximately 10.0% of the issued and outstanding shares of Environmental common stock as of November 24, 1999. Mr. Hannesson disclaims any beneficial interest in the shares of Environmental common stock owned by or for the benefit of his spouse and children. Mr. Hannesson also owns stock options to purchase an aggregate of 2,400,000 shares of Common Stock of the Issuer, which were granted to Mr. Hannesson in July 1999 by the Issuer under its 1998 Stock Option Plan. Such options are not currently exercisable, nor are they exercisable within 60 days from November 24, 1999.

     Item 4. Purpose of Transaction.

     The Reporting Persons acquired their shares of Common Stock of the Issuer for the purpose of investment in the Issuer and not with the view to, or for sale in connection with, any distribution thereof. The Reporting Persons have no present intention or plan to effect any distribution of their shares of Common Stock. Such Reporting Persons from time to time may review the merits of their investment in the Issuer and evaluate their options with respect thereto.

     (a) All of the Reporting Persons may from time to time acquire additional shares of Common Stock through open market purchases, but have no present intention of doing so. Environmental may also acquire up to 14,410,540 additional shares of Common Stock of the Issuer, subject to adjustment, through its exercise of the Environmental Warrants, and may acquire additional shares of Common Stock of the Issuer through its exercise of any additional warrants to purchase shares of Common Stock or other securities of the Issuer that may be issued to Environmental in the future in connection with negotiated transactions between the Issuer and Environmental. Bentley J. Blum may also acquire additional shares of Common Stock through stock options or other securities granted to Mr. Blum by the Issuer in connection with his service as a member of the Board of Directors of the Issuer, including, without limitation, up to 70,000 shares of Common Stock of the Issuer, subject to adjustment, underlying stock options granted to Mr. Blum under that certain stock option agreement, dated as of December 15, 1998 (the "Blum Stock Option Agreement"). Paul E. Hannesson may also acquire additional shares of Common Stock through stock options or other forms of executive compensation granted to Mr. Hannesson by the Issuer in connection with his service as Chairman of the Board, President and Chief Executive Officer of the Issuer, including, without limitation, up to 577,500 shares of Common Stock of the Issuer, subject to adjustment, underlying stock options granted to Mr. Hannesson under that certain stock option
agreement,   dated  as  of  December  15,  1998  (the  "Hannesson  Stock  Option
Agreement").

     Except as set forth in this Item 4, none of the Reporting Persons has any plans or proposals which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. Notwithstanding the foregoing, each of the Reporting Persons reserves the right, depending on all relevant factors, to change its intention with respect to any and all of the matters referred to above.



                               Page 9 of 15 Pages

     Item 5. Interest in Securities of Issuer.

     (a) As of November 24, 1999, Environmental was the beneficial owner of 29,867,217 shares of Common Stock of the Issuer (including 14,410,540 shares of Common Stock underlying the Environmental Warrants), representing approximately 65.8% of the issued and outstanding shares of Common Stock of the Issuer as of such date, giving effect to the full exercise of the Environmental Warrants.

     As of November 24, 1999, Bentley J. Blum was deemed to be the beneficial owner of 29,937,217 shares of Common Stock of the Issuer, representing approximately 65.9% of the issued and outstanding shares of common stock of the Issuer as of such date (giving effect to the full exercise of the Environmental Warrants and all options to purchase shares of Common Stock of the Issuer held by Mr. Blum), by virtue of his beneficial ownership of: (i) 70,000 shares of Common Stock underlying currently exercisable stock options granted to Mr. Blum by the Issuer under its 1998 Stock Option Plan; and (ii) 34,979,737 shares of Environmental common stock, which includes 4,500,000 shares of Environmental common stock underlying currently exercisable stock options granted to Mr. Blum by Environmental and 2,000,000 shares of Environmental common stock owned of record by Mr. Blum's spouse (but excludes 450,400 shares of Environmental common stock owned by Mr. Blum's mother and 385,000 shares of Environmental common stock owned by Mr. Blum's father), collectively representing approximately 52.0% of the issued and outstanding shares of Environmental common stock as of November 24, 1999. Mr. Blum disclaims any beneficial interest in the shares of Environmental common stock owned by his spouse, mother and father. The Board of Directors of Environmental has the power to direct the vote and to direct the disposition of the 29,867,217 shares of Common Stock of the Issuer beneficially owned directly by Environmental. Environmental's Board of Directors currently consists of two directors, one of which is Mr. Blum. By virtue of Mr. Blum's beneficial ownership of approximately 52.0% of the issued and outstanding shares of Environmental common stock and his status as one of two members of the Board of Directors of Environmental, Mr. Blum is deemed to be the indirect beneficial owner of all of the 29,867,217 shares of the Issuer's Common Stock beneficially owned directly by Environmental and shares voting and dispositive power with respect to such shares with the other member of Environmental's Board of Directors.

     As of November 24, 1999, Paul E. Hannesson was deemed to be the beneficial owner of 3,561,150 shares of Common Stock of the Issuer, representing approximately 7.8% of the issued and outstanding shares of common stock of the Issuer as of such date (giving effect to the full exercise of the Environmental Warrants and all options to purchase shares of Common Stock of the Issuer held by Mr. Hannesson), by virtue of his beneficial ownership of: (i) 577,500 shares of Common Stock underlying currently exercisable stock options granted to Mr. Hannesson by the Issuer under its 1998 Stock Option Plan; and (ii) 6,325,705 shares of Environmental common stock, which includes 2,650,000 shares of Environmental common stock owned of record by Mr. Hannesson's spouse, 3,150,000 shares of Environmental common stock owned of record by the Hannesson Family Trust for the benefit of Mr. Hannesson's spouse, son and daughter, and 525,705 shares of Environmental common stock underlying currently exercisable stock options granted to Mr. Hannesson by Environmental (but excludes 1,000,000 shares of Environmental common stock owned of record by each of Jon Paul and Krista Hannesson, the adult children of Mr. Hannesson), collectively representing approximately 10.0% of the issued and outstanding shares of Environmental common stock as of November 24, 1999. Mr. Hannesson disclaims any beneficial interest in the shares of Environmental common stock owned by or for the benefit of his spouse and children. Mr. Hannesson also owns stock options to purchase an aggregate of 2,400,000 shares of Common Stock of the Issuer, which were granted to Mr. Hannesson in July 1999 by the Issuer under its 1998 Stock Option Plan. Such options are not currently exercisable, nor are they exercisable within 60 days from November 24, 1999.

     Except as set forth in response to this Item 5(a), none of the Reporting Persons presently owns beneficially any shares of Common Stock.

     (b) Environmental has sole voting and dispositive power with respect to all of the 29,867,217 shares of Common Stock of the Issuer that it beneficially owns.

     Bentley J. Blum has sole voting and dispositive power with respect to 70,000 shares of Common Stock of the Issuer underlying currently exercisable stock options granted to Mr. Blum by the Issuer under its 1998


                              Page 10 of 15 Pages

Stock Option Plan. By virtue of Mr. Blum's beneficial ownership of approximately 52.0% of the issued and outstanding shares of Environmental common stock and his status as one of two members of the Board of Directors of Environmental, Mr. Blum is deemed to be the indirect beneficial owner of all of the 29,867,217 shares of the Issuer's Common Stock beneficially owned directly by Environmental and shares voting and dispositive power with respect to such shares with Jerry Karlik, the other member of Environmental's Board of Directors. Mr. Karlik's business address is 150 East 58th Street, Suite 3400, New York, New York 10155, and his present principal occupation is Vice President and director of Environmental, a company engaged in investing in diverse environmental, chemical and other businesses with a focus on new technologies that may have a significant impact upon their markets. Environmental's address is 150 East 58th Street, Suite 3400, New York, New York 10155. Mr. Karlik has not, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Mr. Karlik was not, during the past five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Paul E. Hannesson has sole voting and dispositive power with respect to 577,500 shares of Common Stock of the Issuer underlying currently exercisable stock options granted to Mr. Hannesson by the Issuer under its 1998 Stock Option Plan. By virtue of Mr. Hannesson's beneficial ownership of approximately 10.0% of the issued and outstanding shares of Environmental common stock, Mr. Hannesson is deemed to be the indirect beneficial owner of 2,983,650 shares of the Issuer's Common Stock beneficially owned directly by Environmental and shares voting and dispositive power with respect to such shares with Bentley J. Blum and Jerry Karlik, the members of Environmental's Board of Directors. Mr. Hannesson also has sole voting and dispositive power with respect to 2,400,000 shares of Common Stock of the Issuer underlying stock options granted to Mr. Hannesson by the Issuer under its 1998 Stock Option Plan, which options are not currently exercisable, nor are they exercisable within 60 days from November 24, 1999.

     (c) On November 24, 1999, Environmental elected to convert all of the issued and outstanding shares of Series B Preferred Stock, Series C Preferred Stock and Series D Preferred Stock into an aggregate of 7,258,533 shares of Common Stock of the Issuer, and such shares of Common Stock were issued to Environmental as of that date. The Series B Preferred Stock was converted into 2,987,000 shares of Common Stock of the Issuer at a conversion price of $0.70 per share, the Series C Preferred Stock was converted into 1,358,533 shares of Common Stock of the Issuer at a conversion price of $0.75 per share, and the Series D Preferred Stock was converted into 2,913,000 shares of Common Stock of the Issuer at a conversion price of $0.70 per share. The transaction was effected in New York City on November 24, 1999 by Environmental's delivery to the Issuer of a notice of conversion with respect to all of such preferred stock, whereupon the Issuer caused its transfer agent to issue an aggregate of 7,258,533 shares of its Common Stock to Environmental as of such date.

     (d) and (e). Not Applicable.

     Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     I.   Commodore Environmental Services, Inc.

     Environmental is the holder of the following Environmental Warrants:

     (i) Warrant to purchase 10,675,168 shares of Common Stock of the Issuer at an exercise price of $7.03 per share, which expires on December 1, 2003. The warrant was originally issued to Environmental in December 1996 as a warrant to purchase 7,500,000 shares of Common Stock of the Issuer at an exercise price of $15.00 per share. The warrant was subsequently amended in February 1998 to, among other things, reduce the exercise price of the warrant from $15.00 per share to $10.00 per share. Pursuant to certain anti-dilution provisions contained in the warrant, in November 1999 the exercise price of warrant was adjusted to reduce the exercise price from $10.00 per share to $7.03 per share, and the number of shares of Common Stock of the Issuer subject to the warrant was adjusted to increase the number of shares from 7,500,000 shares to 10,675,168 shares.



                              Page 11 of 15 Pages

     (ii) Warrant to purchase 1,331,062 shares of Common Stock of the Issuer at an exercise price of $3.78 per share, which expires on August 31, 2002. The warrant was originally issued to Environmental in September 1997 as a warrant to purchase 1,000,000 shares of Common Stock of the Issuer at an exercise price of $5.0325 per share. Pursuant to certain anti-dilution provisions contained in the warrant, in November 1999 the exercise price of warrant was adjusted to reduce the exercise price from $5.0325 per share to $3.78 per share, and the number of shares of Common Stock of the Issuer subject to the warrant was adjusted to increase the number of shares from 1,000,000 shares to 1,331,062 shares.

     (iii) Warrant to purchase 1,754,029 shares of Common Stock of the Issuer at an exercise price of $1.28 per share, which expires on February 9, 2004. The warrant was originally issued to Environmental in February 1998 as a warrant to purchase 1,500,000 shares of Common Stock of the Issuer at an exercise price of $10.00 per share. The warrant was subsequently amended effective September 1998 to reduce the exercise price of the warrant from $10.00 per share to $1.50 per share. Pursuant to certain anti-dilution provisions contained in the warrant, in November 1999 the exercise price of warrant was adjusted to reduce the exercise price from $1.50 per share to $1.28 per share, and the number of shares of Common Stock of the Issuer subject to the warrant was adjusted to increase the number of shares from 1,500,000 shares to 1,754,029 shares.

     (iv) Warrant to purchase 650,281 shares of Common Stock of the Issuer at an exercise price of $3.56 per share, which expires on March 31, 2003. The warrant was originally issued to Environmental in March 1998 as a warrant to purchase 514,000 shares of Common Stock of the Issuer at an exercise price of $4.50 per share. Pursuant to certain anti-dilution provisions contained in the warrant, in November 1999 the exercise price of warrant was adjusted to reduce the exercise price from $4.50 per share to $3.56 per share, and the number of shares of Common Stock of the Issuer subject to the warrant was adjusted to increase the number of shares from 514,000 shares to 650,281 shares.

     II.  Bentley J. Blum

     Mr. Blum and the Issuer are parties to the Blum Stock Option Agreement, in which the Issuer granted to Mr. Blum non-qualified stock options to purchase up to 70,000 shares of Common Stock of the Issuer, subject to adjustment, under the Issuer's 1998 Stock Option Plan. Pursuant to the terms of the Blum Stock Option Agreement, the purchase price of the shares of Common Stock of the Issuer underlying the stock options is $0.4375 per share, subject to adjustment, and the stock options will expire on December 14, 2008, subject to earlier termination or cancellation under certain circumstances.

     III. Paul E. Hannesson

     Mr. Hannesson and the Issuer are parties to the Hannesson Stock Option Agreement, in which the Issuer granted to Mr. Hannesson non-qualified stock options to purchase up to 577,500 shares of Common Stock of the Issuer, subject to adjustment, under the Issuer's 1998 Stock Option Plan. Pursuant to the terms of the Hannesson Stock Option Agreement, the purchase price of the shares of Common Stock of the Issuer underlying the stock options is $0.4375 per share, subject to adjustment, and the stock options will expire on December 14, 2008, subject to earlier termination or cancellation under certain circumstances.

     Mr. Hannesson and Environmental are parties to an employment agreement, dated November 18, 1996, which employment agreement expires by its terms on December 31, 1999 (the "Hannesson Employment Agreement"). Pursuant to the Hannesson Employment Agreement, Mr. Hannesson agreed to devote his business and professional time and efforts to the business of Environmental as a senior executive officer, and to serve in senior executive positions with one or more of Environmental's subsidiaries at the time, including the Issuer. The Hannesson Employment Agreement provides that Mr. Hannesson shall receive, among other things, a base salary at an annual rate of $395,000 through December 31, 1997, and will receive not less than $434,500 through December 31, 1998 and not less than $477,950 through December 31, 1999, for services rendered to Environmental and certain of its affiliates, including the Issuer. Pursuant to the Hannesson Employment Agreement, Mr. Hannesson received, among other things: (i) a signing bonus of (a) $150,000 cash and (b) options to purchase 950,000 shares of


                              Page 12 of 15 Pages
common stock of Environmental, which options vested on the date of his employment agreement (such options were subsequently exchanged for 500,000 shares of Enironmental common stock issued to the Hannesson Family Trust); and
(ii) options to purchase an aggregate of 2,500,000 shares of Environmental common stock exercisable in installments over a period of five years commencing on the date of the Hannesson Employment Agreement, all of which options were subsequently conceled. Mr. Hannesson also received options to purchase common stock of the Issuer and Separation in the amount of 1.0% of each company's total outstanding shares of common stock on the date of grant, and is eligible to receive incentive compensation of up to $225,000 per year for achieving certain goals. Pursuant to the terms of the Hannesson Employment Agreement, Mr. Hannesson is entitled to participate in the bonus plans of the Issuer, which may from time to time include additional grants of stock options or other securities to Mr. Hannesson in connection with his service as an executive officer and director of the Issuer, which securities may be exchangeable for shares of Common Stock of the Issuer.

     Except for the foregoing, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons named in Item 2 above and between such persons and any person with respect to Issuer's Common Stock.

     The Environmental Warrants, the Blum Stock Option Agreement, the Hannesson Stock Option Agreement and the Hannesson Employment Agreement are incorporated herein by reference as Exhibits 1 through 7, and the descriptions herein of such documents are qualified in their entirety by reference to such documents.


                              Page 13 of 15 Pages

     Item 7. Material to be Filed as Exhibits.

     The following documents are being filed or incorporated by reference as Exhibits to this Statement and are each incorporated by reference herein.

      Exhibit No.                           Document
      -----------                           --------

          1 Warrant to purchase 10,675,168 shares of Common Stock of the Issuer issued to Environmental. (1)

          2 Warrant to purchase 1,331,062 shares of Common Stock of the Issuer issued to Environmental. (2)

          3 Warrant to purchase 1,754,029 shares of Common Stock of the Issuer issued to Environmental. (3)

          4 Warrant to purchase 650,281 shares of Common Stock of the Issuer issued to Environmental. (*)

          5 Non-qualified Stock Option Agreement, dated as of December 15, 1998, between the Issuer and Bentley J. Blum. (*)

          6 Non-qualified Stock Option Agreement, dated as of December 15, 1998, between the Issuer and Paul E. Hannesson. (*)

          7 Employment Agreement, dated November 18, 1996, between Environmental and Mr. Hannesson. (4)

          8 Agreement of Joint Filing, dated December 6, 1999, by and among Environmental, Bentley J. Blum and Paul E. Hannesson. (*)

----------

(*)  Filed herewith.

(1) Incorporated by reference and filed as an Exhibit to the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on February 23, 1998 (File No. 1-11871).

(2) Incorporated by reference and filed as an Exhibit to the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on October 3, 1997.

(3) Incorporated by reference and filed as an Exhibit to the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on January 5, 1999.

(4) Incorporated by reference and filed as an Exhibit to the Environmental's Annual Report on Form 10-K for the year ended December 31, 1996, filed with the Securities and Exchange Commission on April 15, 1997 (File No. 0-10054).


                              Page 14 of 15 Pages

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned do hereby certify that the information set forth in this statement is true, complete and correct.

Dated:   December 6, 1999
                                    COMMODORE ENVIRONMENTAL SERVICES, INC.


                                  By:  /s/ BENTLEY J. BLUM
                                       ---------------------------------------
                                  Name:    Bentley J. Blum
                                  Title:   Chairman of the Board, President and
                                           Chief Executive Officer

                                  By:  /s/ BENTLEY J. BLUM
                                       ---------------------------------------
                                           BENTLEY J. BLUM

                                  By:  /s/ PAUL E. HANNESSON
                                  --------------------------------------------
                                           PAUL E. HANNESSON



                              Page 15 of 15 Pages

                                INDEX TO EXHIBITS

      Exhibit No.                         Document
      -----------                         --------

          1 Warrant to purchase 10,675,168 shares of Common Stock of the Issuer issued to Environmental. (1)

          2 Warrant to purchase 1,331,062 shares of Common Stock of the Issuer issued to Environmental. (2)

          3 Warrant to purchase 1,754,029 shares of Common Stock of the Issuer issued to Environmental. (3)

          4 Warrant to purchase 650,281 shares of Common Stock of the Issuer issued to Environmental. (*)

          5 Non-qualified Stock Option Agreement, dated as of December 15, 1998, between the Issuer and Bentley J. Blum. (*)

          6 Non-qualified Stock Option Agreement, dated as of December 15, 1998, between the Issuer and Paul E. Hannesson. (*)

          7 Employment Agreement, dated November 18, 1996, between Environmental and Mr. Hannesson. (4)

          8 Agreement of Joint Filing, dated December 6, 1999, by and among Environmental, Bentley J. Blum and Paul E. Hannesson. (*)

----------
(*)  Filed herewith.

(1) Incorporated by reference and filed as an Exhibit to the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on February 23, 1998 (File No. 1-11871).

(2) Incorporated by reference and filed as an Exhibit to the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on October 3, 1997.

(3) Incorporated by reference and filed as an Exhibit to the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on January 5, 1999.

(4) Incorporated by reference and filed as an Exhibit to the Environmental's Annual Report on Form 10-K for the year ended December 31, 1996, filed with the Securities and Exchange Commission on April 15, 1997 (File No. 0-10054).